EXHIBIT 3.5
CERTIFICATE OF DESIGNATION
OF
ADVOCAT INC.
Pursuant to the Provisions of the
Delaware General Corporation Law
To the Secretary of State of the State of Delaware:
     Pursuant to the provisions of Section 151 of the Delaware General Corporation Law (the “Delaware Act”), the undersigned corporation submits this Certificate of Designation for the purpose of designating a series of shares and fixing and determining the relative rights and preferences thereof:
     1. The name of the corporation is Advocat Inc.
     2. The following resolution, designating a series of shares of Advocat Inc. (the “Corporation”) and fixing and determining the relative rights and preferences thereof, was duly adopted by the Board of Directors of the Corporation at a duly called meeting held on October 20, 2006.
     RESOLVED, that pursuant to the powers expressly delegated to the Board of Directors by Sections 4 and 12 of the Certificate of Incorporation of the Corporation and pursuant to Section 102 of the Delaware Act, the Corporation designates as Series C Preferred Stock (the “Series C Preferred Stock”) that number of shares having the powers, preferences and rights as is set forth below.
     RESOLVED, that the President, Chairman of the Board of Directors, Vice President or Secretary of the Corporation, and each of them, be, and hereby are, authorized and directed to execute, file and deliver all such instruments, agreements, applications or other documents or amendments to any thereof that may be required, necessary or desirable to carry fully into effect the foregoing resolution and that the execution, filing or delivery of all of such shall be deemed conclusive evidence of the approval and authorization by this Corporation of such acts.
     All terms used herein which are defined in the Charter of the Corporation shall have the same meaning herein, unless defined herein or the context otherwise requires.
     Section 1. Designation and Amount. Of the authorized 1,000,000 shares of Preferred Stock, five thousand (5,000) shares shall be designated Series C Preferred Stock.
     Section 2. Dividends and Distributions. (a) The holders of Series C Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Corporation (the “Board of Directors”), out of the net profits of the Corporation, dividends per share equal to

7% per annum of the Stated Value (as herein defined) of such Series C Preferred Stock, payable quarterly. Dividends on the outstanding shares of Series C Preferred shall begin to accrue and accumulate (whether or not declared) from the Issue Date of the Series C Preferred Stock, calculated on the basis of a 360-day year consisting of twelve 30-day months, and shall accrue and accumulate on a daily basis and compound on a quarterly basis (to the extent not otherwise declared and paid as set forth above), in each case whether or not declared. Notwithstanding anything to the contrary in this Section 2, the Board of Directors shall declare dividends on the Series C Preferred Stock to the extent, in its good faith judgment, there are Available Funds (defined in Section 12 below) to pay such quarterly dividends. To the extent there are insufficient Available Funds to pay all holders of the Preferred Stock the full quarterly dividend for any quarter, the Board of Directors shall declare a dividend to all holders of the Preferred Stock on a pro rata basis to the extent of Available Funds, if any. Holders of shares of the Preferred Stock shall be entitled to receive such dividends in preference to and in priority over dividends upon Junior Stock (defined in Section 12 below). All dividends declared upon the Series C Preferred Stock shall be declared pro rata per share. For purposes hereof, the term “Stated Value” shall mean Nine Hundred Eighty Three Dollars and Sixty Four Cents ($983.64) per share; provided, however, that if at any time the aggregate Stated Value of the Series C Preferred Stock exceeds the aggregate REIT Maximum Stated Value (as defined in Section 12 below), any accrued but unpaid dividends shall be reduced to an amount calculated based on the REIT Maximum Stated Value, and any future dividends shall be calculated based on the REIT Maximum Stated Value.
     (b) Dividends on the Series C Preferred Stock shall be cumulative and compounded quarterly and shall continue to accrue whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year.
     Section 3. Liquidation, Dissolution or Winding Up.
     (a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Stock, an amount in cash equal to the lesser of (i) Stated Value per share plus any dividends thereon accrued but unpaid and (ii) the REIT Maximum Value (the amount so described, the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation the remaining assets of the Corporation available for the distribution to its stockholders shall be insufficient to pay the holders of shares of Series C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective amounts which would otherwise be payable in respect to the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.
     (b) If any shares of Series A Preferred Stock are then outstanding based upon a Distribution Date (as defined in the Amended and Restated Rights Agreement dated as of December 7, 1998 by and between Advocat and Sun Trust — the “Rights Agreement”) caused by an Acquiring Person (as defined in the Rights Agreement) other than the holder of the Series C

Preferred Stock, then unless and until the payment of all preferential amounts required to be paid to the holders of Series C Preferred Stock pursuant to Section 3(a) above or Section 11 below and any other series of Preferred Stock which is senior in priority to the Series A Preferred Stock upon the dissolution, liquidation or winding up of the Corporation, no distribution shall be made as to the holders of shares of Junior Stock.
     (c) If no shares of Series A Preferred Stock are then outstanding, then after the payment of all preferential amounts required to be paid to the holders of Series C Preferred Stock and any other series of Preferred Stock upon the dissolution, liquidation or winding up of the Corporation, the holders of shares of Common Stock then outstanding shall be entitled to receive the remaining assets and funds of the Corporation available for distribution to stockholders.
     (d) The Corporation will mail written notice of any distribution upon liquidation, dissolution or winding up, not less than 30 days prior to the payment date stated therein, to each record holder of Series C Preferred Stock.
     Section 4. Certain Restrictions. (a) At any time when there are accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding, the Corporation shall not:
(i)	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of Junior Stock (provided that the Corporation may redeem shares of Common Stock from employees pursuant to rights of the Corporation under employment agreements or employee benefit plans);

(ii)	except as permitted in subparagraph 4(a)(iii) below, redeem, purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series C Preferred Stock; or

(iii)	purchase or otherwise acquire for consideration any shares of Series C Preferred Stock (other than a redemption pursuant to Section 11(b) below), except in accordance with a pro rata purchase offer for all or any portion of the shares of Series C Preferred Stock made in writing to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.
     (b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

     (c) So long as any shares of Series C Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting together as a single class:
(i)	authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or on a parity with the Series C Preferred Stock as to dividend rights or redemption rights or liquidation preferences;

(ii)	permit any subsidiary to issue or sell, or obligate itself to issue or sell, except to the Corporation or any wholly owned subsidiary, any stock or other equity interest of such subsidiary;

(iii)	increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock.
     Section 5. Voting Rights. Except as otherwise provided by law and Sections 4 and 14 of this Designation, the holders of shares of Series C Preferred Stock shall have no voting rights and their consent shall not be required for taking corporation action.
     Section 6. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock that may be reissued as a part of a new series of Preferred Stock, subject to the restrictions set forth in other Certificates of Designation, or to Certificates of Amendment, creating a series of Preferred Stock or any other similar stock or is otherwise required by law.
     Section 7. Intentionally omitted.
     Section 8. Intentionally omitted.
     Section 9. Intentionally omitted.
     Section 10. Intentionally omitted.
     Section 11. Redemption.
     (a) Redemption at Option of Holder. At any time on or after the earlier to occur of (1) an Event of Default, (2) a Redemption Event, and (3) September 30, 2010, holders of the Series C Preferred Stock may require the Corporation to redeem all or a portion of the shares of Series C Preferred Stock held by such holders (to the extent that such redemption shall not violate any applicable provisions of the laws of the State of Delaware) at a price in cash equal to the lesser of (i) the Stated Value per share, plus an amount equal to any dividends accrued but unpaid thereon and (ii) the REIT Maximum Value (such amount is hereinafter referred to as the “Redemption Price”). If the Corporation is unable on the date the holders of the Series C Preferred Stock require the Corporation to redeem such shares of Series C Preferred Stock (the “Redemption Date”) to redeem any shares of Preferred Stock then to be redeemed because such redemption would violate the applicable laws of the State of Delaware, then the Corporation shall redeem such shares as soon thereafter as redemption would not violate such laws.
     (b) Redemption by the Corporation. If at the time of such redemption, the REIT Maximum Value is greater than or equal to the Stated Value, then the Corporation, at its option, may at any time on or after September 30, 2007 redeem, in whole or in part, shares of Series C Preferred Stock on any Redemption Date set by the Board of Directors, upon ninety (90) days written notice to each record holder of Series C Preferred Stock at a price in cash equal to the Redemption Price. The Corporation shall pay the Redemption Price in cash, out of funds legally available therefor.
     (c) On or prior to the Redemption Date, each holder of Series C Preferred Stock to be redeemed shall surrender its certificate or certificates representing such shares to the Corporation, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Series C Preferred Stock redeemed (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.
     Section 12. Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:
          “Available Funds” shall mean any funds legally available for the payment of dividends and interest accrued with respect to shares of the Series C Preferred Stock.
          “Business Day” shall mean any day other than a Saturday, Sunday or a day on which the Rights Agent is authorized or obligated by law or executive order to close.
          “Event of Default” shall have such meaning as is ascribed to it in the Restructuring Stock Issuance and Subscription Agreement between the Corporation and Omega Healthcare Investors, Inc., a Maryland corporation.
          “Issue Date” means the date on which the shares of Series C Preferred are issued.
          “Junior Stock” shall mean any shares of any series or class of capital stock of the Corporation, other than the Series C Preferred Stock.
          “Redemption Event” means (i) the entry by the Corporation into any agreement, which if consummated, would result in the consolidation, merger, share exchange, combination or other transaction in which all or substantially all of the shares of the Corporation are exchanged for or changed into other stock or securities, cash, and/or any other property, (ii) the issuance by the Corporation of any Common Stock other than (A) the issuance pursuant to the exercise of any stock options granted to any employees, directors or officers of, or bona fide consultants to, the Corporation and its subsidiaries pursuant to stock plans or options or agreements adopted or approved by the Corporation’s Board of Directors or (B) shares of Common Stock issued in connection with a bona fide acquisition by the Corporation whether by merger, consolidation, purchase of assets, purchase or exchange of stock or other similar transactions with a non-financing purpose approved by Corporation’s Board of Directors; provided that the Corporation is the surviving entity of such transaction or series of transactions.
          “REIT Maximum Stated Value” means a stated value per share for the Series C Preferred Stock that results in the Series C Preferred Stock having an aggregate stated value of no more than 9.99% of the total fair market value of the outstanding equity securities of the Corporation (not including any outstanding options or warrants to acquire equity securities of the Corporation that are held by persons other than the holder of the Series C Preferred Stock and its affiliates).
          “REIT Maximum Value” means an amount payable at any time to holders of shares of Series C Preferred Stock upon a liquidation, redemption or other event described in this Designation that shall not exceed the amount that would result in the Series C Preferred Stock being treated for federal income tax purposes as having a fair market value of no more than 9.99% of the total fair market value of the outstanding equity securities of the Corporation (not including any outstanding options or warrants to acquire equity securities of the Corporation that are held by persons other than the holder (and its affiliates) of the Series C Preferred Stock).
     Section 13. Intentionally omitted.
     Section 14. Amendment. The Corporation shall not amend, alter or repeal its Certificate of Incorporation, its Bylaws or this Certificate of Designation in any manner which would materially alter or change the powers, preferences or rights of the Series C Preferred Stock so as to effect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series C Preferred Stock, voting together as a class.
     This Certificate of Designation to the Certificate of Incorporation of the Corporation shall be effective immediately upon filing thereof with the Secretary of the State of Delaware.

ADVOCAT INC.

By:	/s/ William R. Council, III

Name:	William R. Council, III
Title:	Chief Executive Officer
Dated: October 20, 2006